Exhibit 99.77(c)

ITEM 77C

A special meeting of shareholders of Voya Series Fund, Inc. was held on September 22, 2015 to approve an Agreement and Plan of Reorganization by and between Voya Large Cap Growth Fund and Voya Growth Opportunities Fund (a series of Voya Equity Trust), providing for the reorganization of Voya Large Cap Growth Fund with and into Voya Growth Opportunities Fund.

Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker Non- Vote	Total Shares Voted
1	16,151,982.494	12,187.765	9,580.106	0.000	16,173,750.365